Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,000,000	$78.60

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $78.60 is offset against the registration fee due for this offering and of which $775,999.48 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 817/A dated May 15, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0FW2

ISIN:	US5252M0FW25

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$2,000,000

Lehman Brothers Inc. has agreed to purchase $2,000,000 aggregate principal amount of the Notes from Lehman Brothers Holdings Inc. at 100% of the principal amount minus a commission equal to $20.00 per $1,000 principal amount, or 2.00%.  Lehman Brothers Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  Lehman Brothers Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the Notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The Notes will be issued in an aggregate principal amount of $2,000,000 and will form a single tranche with the $7,000,000 aggregate principal amount of Medium-Term Notes, Series I, due May 19, 2023 that Lehman Brothers Holdings Inc. will issue on May 19, 2008. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of this tranche to $9,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Issuer Ratings(1):	A1, A+, AA-

☐	The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☒	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Upsize Trade Date:	May 15, 2008

Original Trade Date:	May 9, 2008

Issue Date:	May 19, 2008

Stated Maturity Date:	May 19, 2023, subject to Issuer’s Call Option; provided that if such day is not a Business Day, then such day will be the following Business Day.

(1) Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Redemption Amount:	100%

Date From Which Interest Accrues:	☒	Issue Date
	☐	Other:

☐ Fixed Rate Note		%

☒ Floating Rate Note	☐	CD Rate
	☐	Commercial Paper Rate
	☐	Federal Funds (Effective) Rate
	☐	Federal Funds (Open) Rate
	☐	LIBOR Telerate
	☐	LIBOR Reuters
	☐	EURIBOR
	☐	Treasury Rate:	Constant Maturity ☐ Yes ☐ No
	☐	Prime Rate
	☐	Eleventh District Cost of Funds Rate
	☐	CMS Rate
	☒	Other: See “Interest Rate per Annum” below

Interest Rate per Annum:	From and including the Issue Date to but excluding May 19, 2013: 8.00% x Interest Accrual Factor

From and including May 19, 2013 to but excluding the Maturity Date: 20.00% x Interest Accrual Factor

Maximum Rate:	Not applicable

Minimum Rate:	0.00%

Interest Period:

Quarterly, from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period), to but excluding the next succeeding Interest Payment Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Payment Dates:

Each February 19, May 19, August 19, and November 19, commencing on August 19, 2008 and ending on the Stated Maturity Date; provided that if any such day (other than the Stated Maturity Date) is not a Business Day, then such Interest Payment Date will be postponed to the following day which is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day; and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Issuer’s Call Option.

Interest Accrual Factor:

For any Interest Period, the number of calendar days (including non-Business Days) during that Interest Period in respect of which 6m USD LIBORREF is greater than or equal to the Lower LIBOR Barrier and less than or equal to the Upper LIBOR Barrier, divided by the total number of calendar days (including non-Business Days) in such Interest Period.

Lower LIBOR Barrier:	0.00%

Upper LIBOR Barrier:	7.00%

6m USD LIBORREF :

For any day within an Interest Period, the rate for deposits in U.S. Dollars for a period of 6 months which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on such day (or if such day is not a London business day, on the immediately preceding London business day), subject to the Rate Cut Off.

Rate Cut Off:

6m USD LIBORREF for any days within an Interest Period from and including the fifth Business Day prior to an Interest Payment Date will equal 6m USD LIBORREF in effect on the fifth Business Day prior to that Interest Payment Date.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes	☒ No

Interest Rate Calculation Agent:	Lehman Brothers Special Financing Inc.

Business Days:	New York and London

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to the Redemption Amount, on each Interest Payment Date, commencing on or after May 19, 2009. Notice of redemption will be given not less than five Business Days prior to the redemption date.

Authorized Denominations:	$1,000/$1,000

Form of Note:	☒ Book-entry only (global)	☐ Certificated

RISK FACTORS

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Prospectus Supplement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings Inc. intends to treat the Notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN Prospectus Supplement.

Based on the interest rate environment on the Original Trade Date, Lehman Brothers Holdings Inc. estimates that the comparable yield of the Notes would be an annual rate of approximately 7.45%, compounded semi-annually.  Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the Notes, however, until the Notes are issued.

You can obtain the comparable yield and projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

HISTORICAL LEVELS OF 6-MONTH LIBOR

The following table, showing the historical level of 6m USD LIBORREF in effect on the Original Trade Date and on the hypothetical Interest Payment Dates listed below; the Interest Rate per Annum payable on any Interest Payment Date for the Notes, however, will be determined based on 6m USD LIBORREF in effect on each day during the related Interest Period.  The historical experience of 6m USD LIBORREF should not be taken as an indication of the future performance of 6m USD LIBORREF during the term of the Notes. Fluctuations in the level of 6m USD LIBORREF make the Notes’ effective Interest Rate per Annum difficult to predict and can result in an effective Interest Rate per Annum to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Date	6m USD LIBORREF (%)
5/9/2008	2.78
2/19/2008	2.98
11/19/2007	4.845
8/20/2007	5.3475
5/21/2007	5.37563
2/19/2007	5.38813
11/20/2006	5.37
8/21/2006	5.4575
5/19/2006	5.3
2/20/2006	4.94
11/21/2005	4.59
8/19/2005	4.04
5/19/2005	3.48875
2/21/2005	3.10625
11/19/2004	2.55
8/19/2004	1.9375
5/19/2004	1.55
2/19/2004	1.1775
11/19/2003	1.22
8/19/2003	1.19
5/19/2003	1.20625
2/19/2003	1.34
11/19/2002	1.44
8/19/2002	1.76594
5/20/2002	2.12313
2/19/2002	2.03
11/19/2001	2.19
8/20/2001	3.5275

Hypothetical Interest Payment Date	6m USD LIBORREF (%)
5/21/2001	4.08588
2/19/2001	5.235
11/20/2000	6.7
8/21/2000	6.83188
5/19/2000	7.06
2/21/2000	6.35375
11/19/1999	6.03375
8/19/1999	5.88375
5/19/1999	5.18
2/19/1999	5.06031
11/19/1998	5.085
8/19/1998	5.71875
5/19/1998	5.78125
2/19/1998	5.625
11/19/1997	5.90625
8/19/1997	5.8125
5/19/1997	6
2/19/1997	5.55078
11/19/1996	5.54688
8/19/1996	5.6875
5/20/1996	5.58203
2/19/1996	5.125
11/20/1995	5.6875
8/21/1995	6
5/19/1995	6.1875
2/20/1995	6.5
11/21/1994	6.3125
8/19/1994	5.3125
5/19/1994	4.9375
2/21/1994	3.8125
11/19/1993	3.50781
8/19/1993	3.4375
5/19/1993	3.375

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  The Agent may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers not to exceed 2.00%.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.